FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 1-3788
N.V. Koninklijke Nederlandsche Petroleum Maatschappij
(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands
(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X ] Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Press Stock Exchange Release

THIRD QUARTER INTERIM DIVIDEND ANNOUNCEMENT

The Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) has decided to pay a third quarter interim dividend in respect of the financial year 2005 of € 0.46 per share.

The amount to be paid in dollars to holders of shares of New York Registry will be $ 0.5556. The interim dividend will be paid on December 15, 2005 to holders of record of shares of New York Registry at the close of business on November 4, 2005.

The shares will be ex-dividend as of November 2, 2005.

Taxation
The applicable rate of Netherlands withholding tax is 25%.

The Double Taxation Convention between the Netherlands and the United States of America provides for the payment of dividends to qualifying United States residents at a reduced withholding tax rate of 15%. Under the provisions of this Convention the withholding tax rate for qualifying organisations administering or providing pension or other employee benefits may be reduced to 0% provided such organisations have complied with the applicable certification requirements. Certain other tax-exempt organisations, e.g. charities, may reclaim 25% tax withheld provided certain conditions are met.

The Hague, October 27, 2005

THIRD QUARTER INTERIM DIVIDEND ANNOUNCEMENT

The Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) has decided to pay a third quarter interim dividend in respect of the financial year 2005 of € 0.46 per share.

The dividend of € 0.46 will be payable as from December 15, 2005 to shareholders of record on November 1, 2005. For holders of record of shares of New York Registry the record date is November 4, 2005.

The applicable rate of Netherlands withholding tax is 25% unless reduced under applicable tax conventions.

The Hague, October 27, 2005

This announcement contains forward-looking statements that are subject to risk factors. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the Board of Royal Dutch to approve the restructuring; the failure to obtain any necessary consents and approvals in necessary in order to consummate the restructuring; the costs related to the restructuring; the failure of the restructuring to achieve the expected benefits; and other factors affecting the Shell Group's businesses generally, including, but not limited to, price fluctuations in crude oil and natural gas, changes in demand for the Shell Group’s products, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries and countries subject to international sanctions, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F/A of Royal Dutch and Shell Transport for the year ending December  31, 2004 for a description of certain important factors, risks and uncertainties that may affect the businesses of the Shell Group.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL DUTCH PETROLEUM COMPANY (Registrant) /s/ J. van der Veer Name: J. van der Veer Title: President/Managing Director /s/ M.C.M. Brandjes Name: M.C.M. Brandjes Title: Company Secretary

Date: 27 October 2005